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                               January 28, 2021

       Michael L. Corbat
       Chief Executive Officer
       Citigroup Inc.
       388 Greenwich Street
       New York, NY 10013

                                                        Re: Citigroup Inc.
                                                            Form 10-Q for the
Period Ending June 30, 2020
                                                            Filed August 5,
2020
                                                            File No. 001-09924

       Dear Mr. Corbat:

              We have reviewed your October 1, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 17, 2020 letter.

       Form 10-Q for the Period Ended June 30, 2020

       Note 1. Basis of Presentation, Updated Accounting Policies and Accounting Changes
       Voluntary Change in the Accounting for Variable Post-Charge-Off Third Party Collection Costs,
       page 109

   1. We have reviewed your response to prior comment 1 related to the change in accounting for variable post
charge-off third party collection costs. The staff objects to the
                                                        Company   s conclusion
that this change represents a change in accounting estimate
                                                        effected by a change in
accounting principle, but would not object to the company
                                                        accounting for the
change as a change in accounting principle. Please revise your filings to correct this error,
or provide a materiality analysis to support your conclusion that the impact of the error is
not material.
 Michael L. Corbat
Citigroup Inc.
January 28, 2021
Page 2



2. Additionally, please provide us with your internal control over financial reporting and disclosure controls and procedures assessment in relation to this accounting error. Please ensure your response addresses the following:

                Explain the timing of the decision to make a change in accounting principle and the controls in place over such change, including controls over assessing the materiality and when to record the change;
                Please describe the control deficiencies, in reasonable detail, that led to the incorrect accounting for the change, and how you evaluated the severity of each identified control failure for each period it existed. Refer to the guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No.
33-8810    Commission
              Guidance Regarding Management   s Report on Internal Control Over
Financial
              Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.
              Include in your analysis a description of the maximum potential amount or total amount of transactions exposed to the deficiency and explain how you made that determination;
                Tell us whether you evaluated if there were any deficiencies in your control environment, monitoring, information and communication, or risk assessment controls and processes as a result of the accounting error, and if so, how you evaluated the severity of those deficiencies; and
                Tell us of any changes or improvements in your internal controls over financial reporting you plan to make as a result of this accounting error including the timing of such changes.

       You may contact Dave Irving at (202) 551-3321 or Michelle Miller at
(202) 551-3368 if
you have questions.



FirstName LastNameMichael L. Corbat                             Sincerely,
Comapany NameCitigroup Inc.
                                                                Division of
Corporation Finance
January 28, 2021 Page 2                                         Office of
Finance
FirstName LastName